ADCARE HEALTH SYSTEMS, INC.
1145 Hembree Road
Roswell, Georgia 30076

October 3, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Mr. Larry Spirgel

Re:     AdCare Health Systems, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed July 8, 2013
Forms 10-Q/A for the quarterly periods ended March 31, 3012, June 30,
2012, and September 30, 2012
Filed July 8, 2013
Response dated August 29, 2013
File No. 001-33135

Ladies and Gentlemen:

On behalf of AdCare Health Systems, Inc. (the "Company"), the undersigned hereby responds to the comments (the "Comments") of the staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission") set forth in the Staff's letter to Mr. Boyd P. Gentry, dated September 27, 2013. For the convenience of the Staff, the Company has restated in this letter in italics each of the Comments and numbered each of the Company's responses to correspond to the number of each of the Comments. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Company’s response letter to the Commission dated August 29, 2013.

Form 10-K

Financial Statements

Principles of Consolidation, page 72

1.
We note your response to comment one explains that the consolidation of the Oklahoma Facilities VIEs did not have the effect of increasing management’s compensation. We note from page 7 of your December 5, 2012 correspondence that there existed a principal/agent relationship between AdCare and the Oklahoma Facilities Owners. We also note from page 147 of your December 31, 2012 Form 10-K that your former Chief Acquisitions Officer, Mr. Brogdon, served without a fixed salary prior to 2013 but instead received the substantial majority of his compensation for services for the year 2011 in the form of discretionary bonus payments and option stock incentives. We note from the first paragraph of page 150 of the Form 10-K that Mr. Brogdon currently earns a "success fee" for each completed acquisition transaction, and that Mr. Brogdon earns no such success fee for leased or managed facilities. Confirm for us that Mr. Brogdon and other officers were not compensated for services rendered to facilitate the acquisition of the Oklahoma Facilities. Otherwise please explain how such services rendered in the Oklahoma Facilities transactions effected officer's compensation.

In response to the Staff's Comment, the Company confirms that neither Mr. Brogdon nor any other Company officer received compensation from the Company in connection with (i) the Oklahoma Owners' acquisition of the Oklahoma Facilities or (ii) the Company's consolidation of the Oklahoma Facilities in the Company's Annual Report on Form 10-K for the year ended December 31, 2011 (the "2011 Form 10-K").

2.	Further in this regard, explain for us why Mr. Brogdon's $200,000 bonus earned for 2011 was omitted from the executive compensation table on page 100 of your December 31, 2011 Form 10-K.

Mr. Brogdon's 2011 bonus was determined and approved by the Compensation Committee of the Company's Board of Directors after the 2011 Form 10-K was filed. All of Mr. Brogdon's compensation for 2011 and 2012 is disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2012.

Form 10-Q/A#1 for the quarterly period ended September 30, 2012

Note 2. Restatement of Previously Issued Consolidated Financial Statements, page 11

3.	We note your response to comment eight and note the following:

•
The $34,000 adjustment increasing deferred loan costs, net as described on page 13 of your September 30, 2012 Form 10-Q/A#1 is silent regarding the $164,000 increase in interest expense for the fair value of warrants granted to non-employees as indicated in your response letter,

•	The description of the adjustment to general and administrative expense bridging pages 12 and 13 of your September 30, 2012 Form 10-Q/A#1 is silent about an adjustment to consulting expense, and

•	The description of the adjustment to property and equipment, net on page 13 of your September 30, 2012 Form 10-Q/A#1 is silent about inappropriately capitalized interest costs.

Accordingly it appears to us that the nature of the adjustments to interest expense and general and administrative expense are unclear. As previously requested, please revise your disclosure of "other adjustments" in the June 30 and September 30, 2012 Forms 10-Q to include an explanation of why material corrections were made to the interest expense line item.

In response to the Staff's Comment, the Company proposes to revise the disclosure of "other adjustments" in its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012 and September 30, 2012, to explain why corrections were made to Interest expense, net, as set forth below.

June 30, 2012: Interest expense, net — Adjustments totaling $350,000 and $349,000 for the three and six months ended June 30, 2012, respectively, related primarily to the following items:

The correction of interest capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 year was approximately $269,000 for the three and six months ended June 30, 2012.

The recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees of approximately $81,000 for the three and six months ended June 30, 2012.

September 30, 2012: Interest expense, net — Adjustments totaling $140,000 and $490,000 for the three and nine months ended September 30, 2012, respectively, related primarily to the following items:

The correction of interest incorrectly capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 year was approximately $82,000 and $351,000 for the three months and the nine months ended September 30, 2012, respectively.

The recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees of approximately $83,000 and $164,000 for the three and nine months ended September 30, 2012, respectively.

The correction of $25,000 consulting expense originally recorded to Interest expense, net, reclassified to General and administrative for the three and nine months ended September 30, 2012.

Exhibit 1 and Exhibit 2 attached hereto set forth the reconciliation to Interest expense, net, in the form that the Company proposes to include in Note 2. Restatement of Previously Issued Consolidated Financial Statements in the Company's to be filed: (i) Amendment No. 2 on Form 10-Q/A for the quarter ended June 30, 2012 (the "Form 10/Q/A#2 for June 30, 2012") and (ii) Amendment No. 2 on Form 10-Q/A for the quarter ended September 30, 2012 (the "Form 10-Q/A#2 for September 30, 2012"), respectively.

4.
We note that the correction made to costs of services, for delays in collection efforts and lack of timely follow-up on open patient accounts during 2012, required an adjustment variously stated as $721,000 and $484,000 in your response to comment nine and in the first paragraph of page 13 of your Form 10-Q/A#1 for September 30, 2012. Please reconcile and correct.

As requested by the Staff, the Company has reconciled the Cost of services for delays in collection efforts and lack of timely follow-up on open patient accounts during 2012. The Company proposes to revise its disclosure as follows:

The timing of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year. The issues primarily related to required adjustments resulted from the timing of recognition for state recoupments for Medicaid overpayments for certain facilities totaling $403,000 for the nine months ended September 30, 2012, the delays in collection efforts and lack of timely follow-up on open patient accounts in 2012 for certain facilities totaling $441,000 and $721,000 for the three and nine months ended September 30, 2012, respectively, offset by the improper recognition of bad debt expense relating to managed care revenue discussed above in the amount of $20,000 and $212,000 for the three and nine months ended September 30, 2012, respectively.

Exhibit 2 attached hereto sets forth the reconciliation to the Cost of services in the form that the Company proposes to include in Note 2. Restatement of Previously Issued Consolidated Financial Statements in its Form 10-Q/A#2 for September 30, 2012.

5.
Similarly we note that the correction made to general and administrative expenses for interest incorrectly capitalized on the balance sheet required an adjustment variously stated as $159,000 and $94,000 in your response to comment nine and in the sixth paragraph of page 12 of your Form 10-Q/A#1 for September 30, 2012. Please reconcile and correct.

As requested by the Staff, the Company has reconciled the disclosure of the adjustments to the reported General and administrative expenses incorrectly capitalized on the balance sheet at September 30, 2012. The Company proposes to revise its disclosure as follows:

The timing of the expense incorrectly capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 period of $85,000 and $159,000 for the three and nine months ended September 30, 2012, respectively.

Exhibit 2 attached hereto sets forth the reconciliation to the General and administrative expense in the form that the Company proposes to include in Note 2. Restatement of Previously Issued Consolidated Financial Statements in its Form 10-Q/A#2 for September 30, 2012.

6.
Please revise your disclosure of the adjustments made to correct reported costs of services to reflect the additional information provided in your response to comment nine. Address in costs of services the $112,000 correction for untimely recorded payroll expense and the reversal of the $480,000 elimination of management fees.

In response to the Staff's Comment, the Company proposes to revise its disclosure of the adjustments to reported Costs of services to reflect (i) the additional information provided in the response to Comment nine and (ii) address in Costs of services the $112,000 correction for untimely recorded payroll expense and the reversal of the $482,000 elimination of management fees, as follows:

The timing of recognition of certain payroll related operating expenses and other necessary adjustments to related accrued liabilities to ensure proper recognition in the appropriate interim reporting period within the 2012 year. The issues primarily relate to insufficient processes related to accounting for accrued vacation of $34,000 and $838,000 for the three and nine months ended September 30, 2012, respectively; the untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments of $41,000 and $123,000 for the three and nine months ended September 30, 2012, respectively; and the untimely recording of a payroll expense for a certain facility in the amount of $112,000 for the nine months ended September 30, 2012.

The adjustment of the reversal of the eliminated management fee expense associated with the correction in the application of the Company's accounting for certain variable interest entities for approximately $159,000 and $482,000 for the three and nine months ended September 30, 2012, respectively.

Exhibit 2 attached hereto sets forth the reconciliation to the Cost of services in the form that the Company proposes to include in Note 2. Restatement of Previously Issued Consolidated Financial Statements in its Form 10-Q/A#2 for September 30, 2012.

7.
In your amended 34 Act reports for 2012, where applicable, please make similar revisions, as requested above, to the financial statements provided for the six months ended June 30, 2012 and for three months ended March 31, June 30 and September 30, 2012.

The Form 10-Q/A#2 for March 31, 2012, the Form 10-Q/A#2 for June 30, 2012 and the Form 10-Q/A#2 for September 30, 2012 to be filed by the Company will include the revisions proposed in the Company's responses to the Staff's Comments with the relevant disclosures as necessary. Exhibit 1 and Exhibit 2 attached hereto set forth the reconciliation to Cost of services, General and administrative and Interest expense, net, in the form which the Company proposes to include in Note 2. Restatement of Previously Issued Consolidated Financial Statements in its Form 10-Q/A#2 for June 30, 2012 and Form 10-Q/A#2 for September 30, 2012, respectively.

8.
We note your response to comment five. You indicate in your response that certain restated financial covenant metric information has been omitted from the June 30 and September 30, 2012 debt covenant compliance tables. The (***) footnotes to these tables explain that these covenants commence in future quarters. However Sections 7.15 and 7.16 of the loan agreement dated March 30, 2012 between Little Rock HC&R Property Holdings, LLC, Northridge HC&R Property Holdings, LLC, Woodland Hills HC&R Property Holdings, LLC and The PrivateBank and Trust Company (Exhibit 10.6 to the March 31, 2012 Form 10-Q) appears to include monthly and quarterly debt compliance provisions that were in effect at June 30, 2012 and September 30, 2012. Please clarify and, if necessary, revise your response to comment five and its June 30 and September 30, 2012 debt covenant compliance tables accordingly.

The Company proposes to revise the quarterly restated financial covenant metric for March 31, 2012, June 30, 2012 and September 30, 2012 debt covenant compliance tables as set forth below. In recent periods, including as of March 31, 2012, June 30, 2012 and September 30, 2012, the Company has not been in compliance with certain financial and administrative covenants. For each instance of such non-compliance, the Company has obtained waivers to such requirements, including, as necessary, modifications to future covenant requirements or the elimination of certain requirements in future periods.

Period Ended					March 31, 2012
Credit Facility	Balance at March 31, 2012 (000's)	Consolidated or Subsidiary Level Covenant Requirement	Financial Covenant	Measurement Period	Min/Max Financial Covenant Required	As Reported Financial Covenant Metric Achieved	As Restated Financial Covenant Metric Achieved
Gemino - Line of Credit	$6,717	Consolidated	Fixed Charge Coverage Ratio (FCCR)	Quarterly	1.10	0.53	3.49	*
PrivateBank - Line of Credit (Bentonville LOC)	$1,308	Subsidiary	FCCR	Quarterly	1.05	2.16	0.89	**
PrivateBank - Mortgage Note - Homestead, Valley River, Bentonville	$11,678	Subsidiary	EBITDAR (000's)	Quarterly	$450	$702	$(4)	*
		Consolidated	DSCR	Annual	n/a	n/a	n/a
Square 1 USDA - Term Note Homestead	$3,578	Subsidiary	Current ratio	Quarterly	1.00	0.37	0.27	*
		Subsidiary	Maximum debt to net worth	Quarterly	9.00	7.57	14.34	*
		Subsidiary	Tangible net worth	Quarterly	10.0%	11.7%	6.5%	*
PrivateBank - Mortgage Note Woodland Manor	$4,783	Subsidiary	Minimum quarterly EBITDAR (000's)	Quarterly	$250	$301	$280
		Subsidiary	Minimum trailing twelve month FCCR	Quarterly	1.10	1.83	1.92

* - Waiver or amendment for violation of covenant obtained.
** - Loan balance was paid in full in Q3 2012. Amount was classified as current liability at Q1 2012.

Period Ended					June 30, 2012
Credit Facility	Balance at June 30, 2012 (000's)	Consolidated or Subsidiary Level Covenant Requirement	Financial Covenant	Measurement Period	Min/Max Financial Covenant Required	As Reported Financial Covenant Metric Achieved	As Restated Financial Covenant Metric Achieved
Gemino - Line of Credit	$7,041	Consolidated	Fixed Charge Coverage Ratio (FCCR)	Quarterly	1.10	0.68	0.37	*
PrivateBank - Line of Credit (Bentonville LOC)	$1,900	Subsidiary	FCCR	Quarterly	1.05	1.54	2.69
PrivateBank - Mortgage Note - Homestead, Valley River, Bentonville	$11,617	Subsidiary	EBITDAR (000's)	Quarterly	$450	$460	$741
		Consolidated	DSCR	Annual	n/a	n/a	n/a
Square 1 USDA - Term Note - Homestead	$3,562	Subsidiary	Current ratio	Quarterly	1.00	0.38	0.28	*
		Subsidiary	Maximum debt to net worth	Quarterly	9.00	6.76	12.23	*
		Subsidiary	Tangible net worth	Quarterly	10.0%	12.9%	7.6%	*
PrivateBank - Term Debt - Certain Arkansas Facilities	$21,724	Subsidiary	EBITDAR (000's)	Monthly	$100	$236	$(268)	*
		Subsidiary	FCCR	Quarterly	1.05	1.71	0.61	*
		Consolidated	DSCR	Annual	n/a	n/a	n/a	***
		Consolidated	Maximum Annual Leverage	Annual	n/a	n/a	n/a	***
PrivateBank - Mortgage Note Woodland Manor	$4,758	Subsidiary	Minimum quarterly EBITDAR (000's)	Quarterly	$250	$264	$228	*
		Subsidiary	Minimum trailing twelve month FCCR	Quarterly	1.10	1.82	1.64

* - Waiver or amendment for violation of covenant obtained.
*** - Covenants commenced in future quarter.

Period Ended					September 30, 2012
Credit Facility	Balance at September 30, 2012 (000's)	Consolidated or Subsidiary Level Covenant Requirement	Financial Covenant	Measurement Period	Min/Max Financial Covenant Required	As Reported Financial Covenant Metric Achieved	As Restated Financial Covenant Metric Achieved
Gemino - Line of Credit	$1,363	Consolidated	Fixed Charge Coverage Ratio (FCCR)	Quarterly	1.10	1.16	1.19
PrivateBank - Line of Credit (Thomasville LOC)	$9,075	Subsidiary	Rent and debt service coverage ratio	Quarterly	n/a	n/a	n/a	***
		Consolidated	Guarantor minimum debt service coverage ratio (DSCR)	Annual	n/a	n/a	n/a	***
		Consolidated	Guarantor maximum leverage ratio	Annual	n/a	n/a	n/a	***
Contemporary Healthcare Capital - Term Note - Companion Care	$5,000	Subsidiary	Minimum implied current ratio	Quarterly	1.0	1.4	1.4
		Subsidiary	Minimum liquidity (000's)	Quarterly	$250	$600	$600
		Subsidiary	DSCR	Quarterly	n/a	n/a	n/a	***
Contemporary Healthcare Capital - Line of Credit - Companion Care	$0	Subsidiary	Minimum implied current ratio	Quarterly	1.0	1.4	1.4
		Subsidiary	Minimum liquidity (000's)	Quarterly	$250	$600	$600
		Subsidiary	DSCR	Quarterly	n/a	n/a	n/a	***
PrivateBank - Mortgage Note Homestead, Valley River, Bentonville	$11,556	Subsidiary	EBITDAR (000's)	Quarterly	$450	$714	$863
		Consolidated	DSCR	Annual	n/a	n/a	n/a
Square 1 USDA - Term Note - Homestead	$3,546	Subsidiary	Current ratio	Quarterly	1.00	0.31	0.23	*
		Subsidiary	Maximum debt to net worth	Quarterly	9.00	6.21	10.70	*
		Subsidiary	Tangible net worth	Quarterly	10.0%	13.9%	8.5%	*
PrivateBank - Term Debt - Certain Arkansas Facilities	$21,689	Subsidiary	EBITDAR (000's)	Monthly	$175	$17	$(884)	*
		Subsidiary	FCCR	Quarterly	1.05	1.03	41	*
		Consolidated	DSCR	Annual	n/a	n/a	n/a	***
		Consolidated	Maximum Annual Leverage	Annual	n/a	n/a	n/a	***
PrivateBank - Mortgage Note Glenvue	$6,580	Subsidiary	DSCR	Quarterly	1.35	2.95	2.23
		Consolidated	DSCR	Annual	n/a	n/a	n/a
		Consolidated	Maximum leverage	Annual	n/a	n/a	n/a
PrivateBank - Mortgage Note Woodland Manor	$4,732	Subsidiary	Minimum quarterly EBITDAR (000's)	Quarterly	$250	$287	$110	*
		Subsidiary	Minimum trailing twelve month FCCR	Quarterly	1.10	1.87	1.36

* - Waiver or amendment for violation of covenant obtained.
*** - Covenants commenced in future quarter.

9.
In this regard please similarly address the quarterly restated financial covenant metric information for the PrivateBank-Thomasville line of credit and the Contemporary Healthcare Capital-Companion Care line of credit omitted from the September 30, 2012 debt covenant compliance table.

The loan and security agreement for the PrivateBank – Thomasville line of credit was executed on September 20, 2012. Pursuant to Section 7.12 of the agreement, Minimum Coverage of Rent and Debt Service, the covenants calculation would commence with the fiscal quarter ending December 31, 2012. Consequently, the Company believes that the "***" footnote included in the table for the quarterly period ended September 30, 2012 which indicates "Covenants commenced in future quarter" is properly stated.
The loan agreement for the Contemporary Healthcare Capital-Companion Care line of credit was executed on August 17, 2012. Pursuant to Section 4.13 of the agreement, Minimum Financial Covenants, (a) Current Ratio and (b) Liquidity, the calculation would commence at the end of the first fiscal quarter after the closing date which was August 17, 2012. In light of Section 4.13 of the agreement, Minimum Financial Covenants, the Company proposes to revise the quarterly restated financial covenant metric for the September 30, 2012 debt covenant compliance table as set forth above in the Company's response to Comment eight. Pursuant to Section 4.14 of the agreement, Debt Service Coverage Requirements, (a) Debt Service Coverage Ratio, the calculation would commence at the end of the first full fiscal quarter ending December 31, 2012.

10.
We note your responses to comments two and eight. We note that you attribute the significant number of adjustments to the fact that you did not maintain sufficient, adequately trained and qualified personnel with technical expertise in U.S. GAAP and financial reporting in your corporate accounting function. In this regard, tell us in detail how you concluded in your original Form 10-Qs filed during 2012 that your disclosure controls and procedures and your internal control over financial reporting were effective.

During 2011 and 2012, the Company engaged a third party assurance and business advisory services firm to assist management with its assessment of internal controls over financial reporting as prescribed by Section 404(a) of the Sarbanes-Oxley Act ("Section 404"), including documenting and testing the Company's internal control procedures for management's annual assessments of the effectiveness of the internal control over financial reporting in order to satisfy the requirements under Section 404. During the year ended December 31, 2011, it was determined by management that the key controls were functioning based on the work performed by management and the third party adviser and no material weaknesses were identified. Based on the transactions that had occurred through the date of such determination, the deficiency in personnel had not become evident at that time. Although management had identified certain areas that could be improved to provide for a more disciplined approach and accountability in several accounting processes, no issues were identified with the internal control over financial reporting or disclosure controls and procedures.
There were no changes to the internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) during the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012 that would have materially affected, or were reasonably likely to materially affect, the internal control over financial reporting to the best of management’s knowledge.
There were no adjustments identified from the independent registered public accounting firm's reviews during the first three quarters of 2012 that would have either individually or in the aggregate had a significant effect on the Company's financial reporting process, which, although not a basis for determination, appeared to support the determination that controls were still functioning as assessed at December 31, 2011. In addition, management did not identify any significant uncorrected misstatements during this period that would have required further consideration. The Company's independent registered public accounting firm noted that improvement had continued over the internal control processes since the third quarter of 2011.
Based upon the information above, the Company believed at the time the applicable determinations were made, that the internal control over financial reporting and disclosure controls and procedures designed to ensure that information required to be disclosed in the reports filed pursuant to the Exchange Act were effective. It was not until the audit by the new independent registered public accounting firm for the year ended December 31, 2012 that issues arose that called into question the adequacy, training and qualification of individuals that were key components of the control process.
* * *

As discussed with the Staff on September 30, 2013, the Company intends on filing its Form 10-Q/A#2 for March 31, 2012, Form 10-Q/A#2 for June 30, 2012 and Form 10-Q/A#2 for September 30, 2012, with the disclosures set forth in Exhibit 1 and Exhibit 2, respectively, and the proposed disclosures set forth in the Company's responses to Comments eight and nine (as applicable), promptly after the Staff has cleared these Comments.
The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Annual Report on Form 10-K for the year ended December 31, 2012 and its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2012, June 30, 2012 and September 30, 2012, each as may be amended (collectively, the "Filings"); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter please contact Lori A. Gelchion, with Rogers & Hardin LLP, counsel to the Company, at 404-420-4646.

Very truly yours,

/s/ Ronald W. Fleming
Ronald W. Fleming
Chief Financial Officer

Exhibit 1

For the quarterly period ended June 30, 2012 on Form 10-Q/A#2

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

Costs of services – Adjustments totaling $1,215,000 and $2,831,000 for the three and six months ended June 30, 2012, respectively, related primarily to the following items:
The timing of expense recognition related to direct care compensation obligations incurred for the facilities located in Arkansas to reflect proper recognition in the appropriate interim reporting period within the 2012 year. For the six months ended June 30, 2012 the adjustment totaled approximately $918,000 offset by the reversal of the overstated direct care compensation expense of $258,000 for the three months ended June 30, 2012 resulting in a $660,000 expense restatement for the six months ended June 30, 2012. The related expense and obligation was being recognized over the period until the respective payment date. However, the obligations should have been expensed immediately in the period incurred as the obligation related to prior services rendered.
The timing of recognition of certain payroll related operating expenses and other necessary adjustments to related accrued liabilities to ensure proper recognition in the appropriate interim reporting period within the 2012 year. The issues primarily relate to insufficient processes related to accounting for accrued vacation of $643,000 and $803,000 for the three and six months ended June 30, 2012, respectively, and the untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments of $41,000 and $82,000 for the three and six months ended June 30, 2012, respectively.
The timing of the correction of certain operating and other costs incurred within the 2012 year that were deferred or capitalized to the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred related to approximately $468,000 for the three months and the six months ended June 30, 2012 and the $3,000 and $5,000 of certain operating expenses that were not recorded in the interim reporting period for the three and six months ended June 30, 2012, respectively.
The adjustment of the reversal of the eliminated management fee expense associated with the correction in the application of the Company’s accounting for certain variable interest entities for approximately $162,000 and $323,000 for the three and six months ended June 30, 2012, respectively.
The timing of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year. The issues primarily related to required adjustments resulting from the timing of recognition for state recoupments for Medicaid overpayments for certain facilities totaling $403,000 for the six months ended June 30, 2012, the delays in collection efforts and lack of timely follow-up on open patient accounts in 2012 for certain facilities totaling $212,000 and $279,000 for the three and six months ended June 30, 2012, respectively, offset by the improper recognition of bad debt expense relating to managed care revenue discussed above in the amount of $56,000 and $192,000 for the three and six months ended June 30, 2012, respectively.

(Amounts in 000's)	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Cost of services (Exclusive of facility rent, depreciation and amortization):
1) Recognition of direct care compensation obligations incurred for the facilities located in Arkansas to reflect proper recognition in the appropriate interim reporting period within the 2012 year	$(258)	$660
2) Recognition of certain payroll related operating expenses:
a) Incorrect accounting for accrued vacation	643	803
b) Untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments	41	82
3) Correction of certain operating and other costs incurred within the 2012 year that were incorrectly deferred or capitalized to the balance sheet that should have been expensed in the interim reporting period	468	468
4) Recognition of certain operating expenses that were not recorded in the interim reporting period	3	5
5) Reversal of the eliminated management fee expense associated with the correction in the application of the Company’s accounting for certain variable interest entities	162	323
6) Recognition of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year:
a) Untimely recognition of state recoupments for Medicaid overpayments for certain facilities	—	403
b) Delays in collection efforts and lack of timely follow-up on open patient accounts in 2012 for certain facilities	212	279
c) Offset by the improper recognition of bad debt expense relating to managed care revenue	(56)	(192)
Total	$1,215	$2,831

General and administrative - Adjustments totaling $584,000 and $522,000 for the three and six months ended June 30, 2012, respectively, resulted primarily due to the following items:
The timing of certain payroll related operating expenses and other necessary adjustments to related accrued liabilities to ensure proper recognition in the appropriate interim reporting period within the 2012 year. The timing of the reversal of $700,000 expense relating to changes to the accrued performance-based incentive obligation during the three months ended June 30, 2012 offset by $25,000 of expense recognition related to an adjustment to the fair value of warrants granted to non-employees for the six months ended June 30, 2012.
The timing of the expense incorrectly capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 period of $53,000 and $74,000 for the three and six months ended June 30, 2012, respectively.
The insufficient processes related to accounting for accrued vacation of $62,000 and $77,000 for the three and six months ended June 30, 2012, respectively, and the untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments of $1,000 and $2,000 for the three and six months ended June 30, 2012, respectively.

(Amounts in 000's)	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
General and administrative:
1) Recognition of certain payroll related operating expenses and other necessary adjustments:
a) Reversal of expense relating to changes to the accrued performance-based incentive obligation	$(700)	$(700)
b) Offset by expense recognition related to an adjustment to the fair value of warrants granted to non-employees	—	25
2) Incorrect expense capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 period	53	74
3) Incorrect accounting for accrued vacation	62	77
4) Untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments	1	2
Total	$(584)	$(522)

Interest expense, net — Adjustments totaling $350,000 and $349,000 for the three and six months ended June 30, 2012, respectively, related primarily to the following items:
The correction of interest capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 year was approximately $269,000 for the three and six months ended June 30, 2012.
The recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees of approximately $81,000 for the three and six months ended June 30, 2012.

(Amounts in 000's)	Three Months Ended June 30, 2012	Six Months Ended June 30, 2012
Interest expense, net:
1) Correction of interest capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 year	$269	$269
2) Recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees	81	81
3) Rounding	—	(1)
Total	$350	$349

Exhibit 2

For the quarterly period ended September 30, 2012 on Form 10-Q/A#2

NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED CONSOLIDATED FINANCIAL STATEMENTS

Costs of services — Adjustments totaling $2,824,000 and $5,656,000 for the three and nine months ended September 30, 2012 related primarily to the following items:

The timing of expense recognition related to direct care compensation obligations incurred for the facilities located in Arkansas to reflect proper recognition in the appropriate interim reporting period within the 2012 year, this adjustment totaled approximately $525,000 and $1,185,000 for the three and nine months ended September 30, 2012, respectively. The related expense and obligation were being recognized over the period until the respective payment date. However, the obligations should have been expensed immediately in the period incurred as the obligation related to prior services rendered.

The timing of recognition of certain payroll related operating expenses and other necessary adjustments to related accrued liabilities to ensure proper recognition in the appropriate interim reporting period within the 2012 year. The issues primarily relate to insufficient processes related to accounting for accrued vacation of $34,000 and $838,000 for the three and nine months ended September 30, 2012, respectively; the untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments of $41,000 and $123,000 for the three and nine months ended September 30, 2012, respectively; and the untimely recording of a payroll expense for a certain facility in the amount of $112,000 for the three and nine months ended September 30, 2012.

The timing of the correction of certain operating and other costs incurred within the 2012 year that were incorrectly deferred or capitalized to the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred totaled approximately $473,000 and $940,000 for the three and nine months ended September 30, 2012, respectively, the timing of the incorrect reversal of the expense associated with a state’s bed tax of $984,000 that should have been expensed in the interim reporting period in which the costs were incurred for the three months ended September 30, 2012, and the $75,000 and $80,000 of certain operating expenses that were not recorded in the interim reporting period for the three and nine months ended September 30, 2012, respectively.

The adjustment of the reversal of the eliminated management fee expense associated with the correction in the application of the Company’s accounting for certain variable interest entities for approximately $159,000 and $482,000 for the three and nine months ended September 30, 2012, respectively.

The timing of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year. The issues primarily related to required adjustments resulted from the timing of recognition for state recoupments for Medicaid overpayments for certain facilities totaling $403,000 for the nine months ended September 30, 2012, the delays in collection efforts and lack of timely follow-up on open patient accounts in 2012 for certain facilities totaling $441,000 and $721,000 for the three and nine months ended September 30,

2012, respectively, offset by the improper recognition of bad debt expense relating to managed care revenue discussed above in the amount of $20,000 and $212,000 for the three and nine months ended September 30, 2012, respectively.

(Amounts in 000's)	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Cost of services (Exclusive of facility rent, depreciation and amortization):
1) Recognition of direct care compensation obligations incurred for the facilities located in Arkansas to reflect proper recognition in the appropriate interim reporting period within the 2012 year	$525	$1,185
2) Recognition of certain payroll related operating expenses:
a) Incorrect accounting for accrued vacation	34	838
b) Untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments	41	123
3) Correction of certain operating and other costs incurred within the 2012 year that were incorrectly deferred or capitalized to the balance sheet that should have been expensed in the interim reporting period	473	940
4) Incorrect reversal of the expense associated with a state’s bed tax that should have been expensed in the interim reporting period in which the costs were incurred	984	984
5) Recognition of certain operating expenses that were not recorded in the interim reporting period	75	80
6) Untimely recording of payroll expense for a certain facility	112	112
7) Reversal of the eliminated management fee expense associated with the correction in the application of the Company’s accounting for certain variable interest entities	159	482
8) Recognition of certain adjustments to the provision for bad debts in the appropriate interim reporting period within the 2012 year:
a) Untimely recognition of state recoupments for Medicaid overpayments for certain facilities	—	403
b) Delays in collection efforts and lack of timely follow-up on open patient accounts in 2012 for certain facilities	441	721
c) Offset by the improper recognition of bad debt expense relating to managed care revenue	(20)	(212)
Total	$2,824	$5,656

General and administrative - Adjustments totaling $330,000 and $852,000 for the three and nine months ended September 30, 2012, respectively, resulted primarily due to the following items:

The timing of certain payroll related operating expenses and other necessary adjustments to related accrued liabilities to ensure proper recognition in the appropriate interim reporting period within the 2012 year. The timing of the reversal of expense of $443,000 and $1,143,000 for the three and nine months ended September 30, 2012, respectively, relating to changes to the accrued performance-based incentive obligation, offset by $25,000 of expense recognition related to an adjustment to the fair value of warrants granted to non-employees for the nine months ended September 30, 2012.

The timing of the expense incorrectly capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 period of $85,000 and $159,000 for the three and nine months ended September 30, 2012, respectively.

The insufficient processes related to accounting for accrued vacation of $3,000 and $80,000 for the three and nine months ended September 30, 2012, respectively, the untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments of $2,000 for the nine months ended September 30, 2012 and the $25,000 expense originally miscoded to Interest expense, net, reclassified to consulting fees in General and administrative for the nine months ended September 30, 2012.

(Amounts in 000's)	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
General and administrative:
1) Recognition of certain payroll related operating expenses and other necessary adjustments:
a) Reversal of expense relating to changes to the accrued performance-based incentive obligation	$(443)	$(1,143)
b) Offset by expense recognition related to an adjustment to the fair value of warrants granted to non-employees	—	25
2) Incorrect expense capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 period	85	159
3) Incorrect accounting for accrued vacation	3	80
4) Untimely identification and recognition of expenses associated with certain unemployment tax accrual adjustments	—	2
5) Incorrect expense originally recorded to Interest expense, net, reclassified to consulting fees in General and administrative	25	25
Total	$(330)	$(852)

Interest expense, net — Adjustments totaling $140,000 and $490,000 for the three and nine months ended September 30, 2012, respectively, related primarily to the following items:

The correction of interest incorrectly capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 year was approximately $82,000 and $351,000 for the three months and the nine months ended September 30, 2012, respectively.

The recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees of approximately $83,000 and $164,000 for the three and nine months ended September 30, 2012, respectively.

The correction of $25,000 consulting expense originally recorded to Interest expense, net, reclassified to General and administrative for the three and nine months ended September 30, 2012.

(Amounts in 000's)	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2012
Interest expense, net:
1) Correction of interest capitalized on the balance sheet that should have been expensed in the interim reporting period in which the costs were incurred during the 2012 year	$82	$351
2) Recognition of expense related to the fair value of warrants granted to non-employees in connection with loan financing fees	83	164
3) Correction of $25,000 consulting expense originally recorded to Interest expense, net, reclassified to General and administrative	(25)	(25)
Total	$140	$490